Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**02/22/12**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	02/22/12
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	k822212.htm
	8-K
EX-99.1	ex99_1.htm
	JANUARY 2012 OPERATING DATA
GRAPHIC	rjflogo.jpg
	LOGO
8-K	submissionpdf.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>

                <field sid="SubTable_periodOfReport_"><value>02/22/12</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k822212.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k822212.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>JANUARY 2012 OPERATING DATA</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>LOGO</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 22, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On February 22, 2012, Raymond James Financial, Inc. issued a press release to disclose its operating data for January 2012.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated February 22, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 22, 2012   By: /s/ Jeffrey P. Julien
                                          Jeffrey P. Julien
                                          Executive Vice President – Finance,
                                          Chief Financial Officer and Treasurer

RAYMOND JAMES

February 22, 2012
FOR IMMEDIATE RELEASE

**RAYMOND JAMES FINANCIAL
REPORTS JANUARY 2012 OPERATING DATA**

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"January showed significant improvement in the stock market as the S&P 500 was up 4.4 percent for the month. This had a positive impact on our operating statistics, especially in the Private Client Group segment," said CEO Paul Reilly.

Securities commissions were up 6 percent over last month but down 2 percent from the robust January of last year. Assets under administration were up 4 percent from last month and up 6 percent over last year. Similarly, assets under management were up 6 percent over last month and up 9 percent over last year. The improvements for the month are a result of both advancing equity markets and continued net inflows.

January also showed improvement over the prior month in both our equity and fixed income capital markets businesses as the Fixed Income business returned to a more normalized run rate. The number of lead managed equity offerings increased over last month and January last year, albeit revenues remain lackluster. Net loans at Raymond James Bank were flat compared to last month but up 17 percent from last year. The closing of the Allied Irish Bank Canadian loan portfolio is anticipated later this quarter.

"The Morgan Keegan integration planning has continued to stay on track and we have successfully completed the sale of 11,075,000 common shares as part of the acquisition financing," Reilly said. "We remain excited about the long term strategic benefits and potential increase in earnings power this combination will bring.

"We are pleased with the January positive trend which has continued into February. Despite the recent results and our optimistic long term outlook, we are cautious in the near term as the economic environment is still uncertain."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $281 billion, of which approximately $37 billion are managed by the firm's asset management subsidiaries.

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, the possibility that regulatory and other approvals and conditions to the Morgan Keegan acquisition are not received or satisfied on a timely basis or at all, the possibility that modifications to the terms of the Morgan Keegan acquisition may be required to obtain or satisfy such approvals or conditions, changes in the anticipated timing for closing the Morgan Keegan acquisition, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on acquisition related issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

	January 2012 (20 business days)	January 2011 (20 business days)	December 2011 (21 business days)
Securities commissions and fees [1]	$182 mil.	$186 mil.	$172 mil.
Total client assets under administration	$281 bil.	$266 bil.	$ 270 bil.
# of lead managed underwritings [2]	7	6	5
Financial assets under management [3]	$37 bil.	$34 bil	$35 bil.
Raymond James Bank total loans, net	$7 bil.	$6 bil.	$ 7 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.